Millenium Management, LLC
199 S. Los Robles Ave., #200
Pasadena, CA 91101
Tel: 626-585-5920
Fax: 626-585-5929


April 20, 2005



TO UNIT HOLDERS OF SECURED INVESTMENT RESOURCES FUND, L.P. II

         Re:      Offer to Purchase Units for $100 Per Unit

Dear Unit Holder:

     Enclosed is an OFFER TO PURCHASE up to 20,000 Units of limited partnership interests in Secured Investment Resources Fund, L.P. (the "Partnership") at a cash purchase price of $100 per Unit, without interest, less the amount of distributions made to you after the date of the Offer. No transfer fees will be deducted - the Purchaser will pay any such fee.

     Please consider the following points, which are discussed in greater detail in the accompanying Offer to Purchase:

     o The Offer is $100 per Unit in cash. Millenium calculated a range of $66 to $163 per Unit as the estimated liquidation value of the Partnership, using the information that is currently available and Millenium's assumptions described in the Offer.

     o The Units are illiquid -trades of only 267 Units were reported over the last 12 months, according to an independent industry publication. Such trades reportedly occurred at the average price of $130.86 per Unit, before commissions were deducted.

     o There is no current plan to sell the Partnership's properties or liquidate the Partnership. It will take Millenium several months to determine the true financial condition of the Partnership, to evaluate and understand the issues concerning each property, to determine a plan for managing each property and to implement a strategy for each property that Millenium believes to be in the best interests of the Partnership.

     o    One of the  Partnership's  three  remaining  properties,  the  Sunwood
          Village Apartments, is threatened with foreclosure again. This property is also the subject of litigation by a party seeking to acquire the property under a contract that Millenium believes was terminated or is otherwise unenforceable.

     Millenium is the general partner of the Partnership and therefore has a conflict of interest in making this Offer. Millenium has taken control of the Partnership's properties and accounts, but has not yet had enough time to determine the true financial condition of the Partnership and its properties. The Former General Partners have not obtained audited financials for over five
(5) years, therefore the only financial information available is unaudited.

     We urge you to read the Offer to Purchase completely and to return your completed Agreement of Transfer and Letter of Transmittal promptly (yellow form) in the envelope provided.

     The Offer is scheduled to expire on May 19, 2005. For answers to any questions you might have regarding these materials or our Offer, or assistance in the procedures for accepting our Offer and tendering your Units, please contact us at (800) 611-4613 (toll free).


                                       Very truly yours,

                                       MILLENIUM MANAGEMENT, LLC